Exhibit 99.1

Commtouch Reports Third Quarter 2012 Results

Increased New Booking Sales as well as Accelerated Execution on Next Generation
Mobile and SaaS Security Solutions Highlight Strategic Advances

New Bookings More than Double Year-to-Date versus the Prior Year, Providing an
Enhanced Foundation for Growth in 2013

Closing of FRISK Acquisition and Increased Investment Strengthens Antivirus Capabilities

McLean, VA – November 6, 2012 – Commtouch® (NASDAQ: CTCH), a leading provider of Internet security technology and cloud-based services, today announced its third quarter financial results for the period ending September 30, 2012.

Third Quarter 2012 Financial Results:

•	Revenues totaled $5.6 million compared to $5.7 million for the sequential second quarter of 2012 and $5.9 million in the third quarter of 2011. The decline in revenue was primarily related to the low level of new bookings in the previous fiscal year and a modest decline in the level of activity among select customers who experienced a slowdown in their own underlying businesses.

•	Net income in accordance with US Generally Accepted Accounting Principles (US GAAP) was $19,000, compared to net income of $804,000 for the sequential second quarter of 2012 and $887,000 in the third quarter of 2011. The decline in net income was primarily attributable to the impact of acquisition related costs as well as the planned higher level of investment in sales, marketing and engineering expenses associated with the ongoing support of Commtouch’s “Software-as-a-Service” strategy rollout and upcoming launch, among other factors.

•	GAAP earnings per diluted share were $0.00, compared to $0.03 for the sequential second quarter of 2012 and $0.04 in the third quarter of 2011.

•	Non-GAAP net income was $744,000, compared to $1.3 million for the sequential second quarter of 2012 and $1.8 million in the third quarter of 2011.

•	Non-GAAP earnings per diluted share were $0.03, compared to $0.05 for the sequential second quarter of 2012 and $0.07 in the third quarter of 2011.

•	Commtouch announced the acquisition of FRISK Software International’s Antivirus business, accelerating the company’s launch of an expanded range of antivirus solutions for the OEM and service provider market. The acquisition closed on October 1, 2012 and will begin to be integrated into Commtouch’s full quarterly results beginning in the fourth quarter of 2012.

1

•	Cash used for operating cash activities during the quarter was $1.4 million which included $1.0 million as part of a pre-payment plan to secure a long-term technological supplier agreement which is projected to yield cost effective results in terms of reducing the company’s cost of revenue and increasing gross margin.

•	Cash as of September 30, 2012 was $17.3 million, compared to $19.8 million as of June 30, 2012. Cash usage during the quarter included the aforementioned $1.0 million pre-paid supplier agreement, $828,000 related to the company’s share repurchase program activity during the quarter, as well as increased capital expenditures related to the execution of the company’s new SaaS strategy and higher acquisition related expenses, among other factors.

Shlomi Yanai, Commtouch’s chief executive officer stated, “Commtouch made significant progress during the third quarter of 2012 in terms of both execution and advancing our corporate strategy as we anticipate returning to sequential revenue growth beginning in the current fourth quarter of 2012. In terms of execution, our focused sales and marketing efforts generated major success including a significant $2.2 million contract win in Latin America, a geography we’ve specifically targeted for growth this year. We’ve also seen increased sales traction across international and U.S. based customers. In fact, over the last two quarters we have successfully secured more new business wins than the preceding 12 months combined and our new bookings have more than doubled year-to-date. This provides, yet another proof point that our improved execution is yielding immediate results.”

“This multiple-year backlog includes committed revenue and major upside for the company. Based on the positive impact of these contract wins and the nature of our long-term customer agreements, these multi-year contract wins are on track to begin more significantly contributing to our revenue growth and profitability in the coming quarters. While our third quarter financial results are not yet reflecting the positive impact of the sharp rise in new bookings due to the nature of our subscription based revenue model and the way those contracts ramp, we are making excellent progress with regards to setting the stage growth and improved profitability in 2013.”

“In addition to enhanced execution and posting a sharp increase in new bookings activity compared to the year ago, Commtouch made significant progress towards our strategic evolution into a cloud-driven ‘security as a service’ solutions provider. We remain on track with the planned rollout of Commtouch’s new Mobile Security SDK product for Android devices in the current quarter as well as our next generation cloud-based ‘security as a service’ offerings for web and email which are targeted for release in the first half of 2013. Our progress to date in the development of these new growth engines, and our continued success in significantly increasing Commtouch’s new business bookings, are combining to provide us increased confidence in our strategy and a solid foundation for future growth,” concluded Mr. Yanai.

2

Today the company also announced that Mr. Ron Ela has indicated his intention to transition out of his current role as Chief Financial Officer by December 31, 2012. The company has initiated a comprehensive executive search process and intends to appoint the new incoming Chief Financial Officer by year end.

Announced in May of 2012, Commtouch’s Board of Directors authorized the initiation of a stock repurchase program of the company's ordinary shares in the open market, in an amount in cash of up to $2.5 million. During the third quarter Commtouch repurchased 297,000 shares at an aggregate cost of approximately $828,000. As of September 30, 2012, approximately 495,000 shares have been repurchased through the program at an aggregate cost of approximately $1.4 million.

For information regarding the non-GAAP financial measures discussed in this release, please see “Use of Non-GAAP Financial Information” and “Reconciliation of Non-GAAP to GAAP Financial Information.”

Third Quarter 2012 Business Highlights:

•	Commtouch announced the acquisition of FRISK Software International’s Antivirus business, helping accelerate the company’s strategy to deploy an expanded range of antivirus solutions for the OEM and service provider market, including private label solutions.

•	Commtouch’s enhanced global sales and marketing team continued to deliver sharply higher new booking activity during the third quarter. Overall, new booking activity over the last six months has already exceeded total new booking activity in the preceding twelve month period. Under Commtouch’s long-term agreement model, the majority of contracts signed average approximately three years in length. These new multi-year contracts are expected to begin coming online and positively impacting Commtouch’s revenue growth as they ramp in the coming quarters.

•	Key new client wins during the quarter reflected our enhanced international sales and marketing penetration, including:
o	Highlighting penetration into Latin America, a new managed service provider customer headquartered in Brazil awarded Commtouch a three year contract valued at $2.2 million for Internet security solutions supporting their customers throughout Brazil and Latin America.
o	AVG Technologies, a leading vendor of security software, and Commtouch announced a strategic long-term partnership during the quarter. AVG has deployed Commtouch's GlobalView Web URL technology into AVG Family Safety and AVG CloudCare™ underscoring Commtouch’s uniquely innovative approach to protection.
o	One of the world’s leading Internet search engine and web portal companies selected Commtouch to provide targeted URL filtering data services.

3

o	Commtouch was selected by a French provider information security offerings and Unified Threat Management solutions to provide its GlobalView URL Classification Technology in a three year contract.
o	In Germany, a provider of custom solutions for optimized security and workflow added Commtouch’s Command antivirus solution to their suite of Commtouch solutions.
o	Customer renewal activity during the quarter was strong with more than 95% of eligible customers renewing.

Business Outlook

Based on the company’s nine month year-to-date results and the projected influence of the acquisition of FRISK Software International’s Antivirus business which was announced late in the third quarter and closed on October 1, 2012, as well as current expectations for the remainder of 2012, the company is updating its current outlook for 2012. The company now anticipates full year 2012 revenue will be approximately $23.0 million, in line with the prior full year 2011. Commtouch expects to return to sequential revenue growth beginning in the current fourth quarter of 2012. Full year 2012 non-GAAP net income is expected to be greater than $4.0 million as the company accounts for the initial ramp of the FRISK business as well as higher costs associated with the company’s investment and integration around FRISK within Commtouch, among other factors.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization and impairment of acquired intangible assets, deferred taxes, acquisition related costs and adjustments to earnout obligation related to the Command antivirus acquisition. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

4

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of our business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income.The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Financial Results Conference Call

The company has scheduled a conference call later today, November 6, 2012 at 10:00 a.m. ET to review the third quarter 2012 operational and financial highlights, as well as walk through a strategic overview of the evolution of the company’s growth strategy.

To participate in the call, please dial one of the following access numbers ten minutes prior to the start time of the call:

US Dial-in Number: 1-877-407-9210
International Dial-in Number: +1-201-689-8049
Israel Dial-in Number: 00-800-4626-6666
at:
10:00 a.m. Eastern Time, 7:00 a.m. Pacific Time,
3:00 p.m. UK Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s website at www.commtouch.com.

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Commtouch’s website.

About Commtouch

Commtouch® (NASDAQ: CTCH) is a leading provider of Internet security technology and cloud-based services for vendors and service providers, increasing the value and profitability of our customer’s solutions by protecting billions of Internet transactions on a daily basis. With six global data centers and award-winning, patented technology, Commtouch’s email, web, and antivirus capabilities easily integrate into our customers’ products and solutions, keeping safe over 350 million end users. To learn more, visit www.commtouch.com.

• Blog: http://blog.commtouch.com/cafe

• Facebook: http://www.facebook.com/commtouch

• LinkedIn: http://www.linkedin.com/company/commtouch

• Twitter: @Commtouch

5

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including the company’s expectations that i) new contracts will impact positively the company’s revenues during the fourth quarter of 2012 and 2013, ii) the company is on track to release its new offerings, and iii) the company will meet its business outlook for 2012, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact

Ron Ela

Chief Financial Officer

Tel: (US) 650-864-2291

(Int’l) +972-9-8636813

ron.ela@commtouch.com

US Investor Relations Contact

Christopher Chu

Grayling

Tel: (US) 646-284-9426

commtouch@grayling.com

Israel Investor Relations Contact

Iris Lubitch

EffectiveIR

Tel: 972-54-2528007

Iris@EffectiveIR.co.il

Media Contact

Matthew Zintel

Zintel Public Relations

Tel: (US) 281-444-1590

matthew.zintel@zintelpr.com

6

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share amounts)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	$5,558	$5,855	$17,125	$17,066

Cost of revenues	917	1,019	2,983	2,967

Gross profit	4,641	4,836	14,142	14,099

Operating expenses:

Research and development	1,462	1,342	4,096	3,966

Sales and marketing	1,564	1,138	3,994	3,847

General and administrative	1,550	1,209	4,265	3,106

Total operating expenses	4,576	3,689	12,355	10,919
Operating profit	65	1,147	1,787	3,180

Financial expenses (income), net	(63)	(15)	(150)	44

Income before taxes	128	1,162	1,937	3,136

Income taxes (tax benefit), net	109	275	(95)	(187)

Net income attributable to ordinary and equivalently participating shareholders	$19	$887	$2,032	$3,323

Earnings per share - basic	$0.00	$0.04	$0.08	$0.14

Earnings per share - diluted	$0.00	$0.04	$0.08	$0.13

Weighted average number of shares outstanding:
Basic	24,355	23,605	24,358	23,541

Diluted	24,845	24,726	24,984	24,678

7

COMMTOUCH SOFTWARE LTD.

RECONCILIATION OF SELECTED GAAP MEASURES TO NON GAAP MEASURES

(In US$ thousands, except per share amounts)

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
	Unaudited	Unaudited	Unaudited	Unaudited

GAAP operating profit	$65	$1,147	$1,787	$3,180
Stock-based compensation (1)	386	281	1,098	865
Other acquisition related costs (2)	220	—	377	53
Amortization of intangible assets (3)	101	110	303	375
Adjustment to earnout obligation (4)	—	196	—	196
Non-GAAP operating profit	$772	$1,734	$3,565	$4,669

GAAP net income	$19	$887	$2,032	$3,323
Stock-based compensation (1)	386	281	1,098	865
Other acquisition related costs (2)	220	—	377	53
Amortization of intangible assets (3)	101	110	303	375
Adjustment to earnout obligation (4)	—	220	28	301
Income taxes (5)	18	275	(199)	(187)
Non-GAAP net income	$744	$1,773	$3,639	$4,730

GAAP earnings per share	$0.00	$0.04	$0.08	$0.13
Stock-based compensation (1)	0.02	0.01	0.04	0.04
Other acquisition related costs (2)	0.009	—	0.015	0.002
Amortization of intangible assets (3)	0.004	0.004	0.012	0.015
Adjustment to earnout obligation (4)	—	0.009	0.001	0.012
Income taxes (5)	0.001	0.011	(0.008)	(0.008)
Non-GAAP earnings per share	$0.03	$0.07	$0.15	$0.19

Numbers of shares used in computing Non-GAAP earnings per share (diluted)	24,845	24,726	24,984	24,678

(1) Stock-based compensation
Cost of revenues	$9	$5	$27	$17
Research and development	84	72	222	218
Sales and marketing	103	87	269	272
General and administrative	190	117	580	358
	$386	$281	$1,098	$865
(2) Other acquisition related costs
General and administrative	220	—	377	53
	$220	—	$377	$53
(3) Amortization of intangible assets
Cost of revenues	$48	$55	$144	$147
Sales and marketing	53	55	159	228
	$101	$110	$303	$375
(4) Adjustment to earnout obligation
General and administrative	—	$196	—	$196
Financial expenses (income), net	—	24	28	105
	—	$220	$28	$301
(5) Income taxes
Deferred tax asset - tax benefit	18	275	(199)	(187)
	$18	$275	$(199)	$(187)

8

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30	December 31
	2012	2011
	Unaudited	Audited
	In US$ thousands
Assets:
Current Assets:
Cash and cash equivalents	$17,334	$20,868
Trade receivables	4,328	2,838
Deferred income taxes	2,106	1,996
Prepaid expenses and other accounts receivable	1,147	463
Total current assets	24,915	26,165

Long-term lease deposits	45	40
Severance pay fund	974	1,031
Property and equipment, net	1,059	885
Deferred income taxes	2,978	2,889
Intangible assets, net	3,201	3,505
Goodwill	3,792	3,792
Investment in affiliate	1,227	1,227
Total assets	38,191	39,534

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	566	551
Employees and payroll accruals	1,439	1,215
Accrued expenses and other liabilities	538	628
Other short term liabilities	—	3,372
Deferred revenues	2,631	3,058
Total current liabilities	5,174	8,824

Deferred revenues	659	694
Accrued severance pay	1,112	1,192
Total liabilities	1,771	1,886

Shareholders’ equity	31,246	28,824
Total liabilities and shareholders’ equity	$38,191	$39,534

9

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED CASH FLOW DATA

(In US$ thousands)

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011
Cash flow from operating activities	Unaudited	Unaudited	Unaudited	Unaudited

Net income	$19	$887	$2,032	$3,323

Adjustments:
Depreciation	155	136	432	414
Compensation related to options issued to employees and consultants	386	281	1,098	848
Amortization of intangible assets	102	111	304	376

Changes in assets and liabilities:
Increase in trade receivables	(794)	(825)	(1,490)	(468)
Decrease (increase) in deferred taxes	18	275	(199)	(187)
Increase in prepaid expenses and other receivables	(848)	(241)	(684)	(134)
(Decrease) Increase in accounts payable	(113)	(126)	38	(177)
(Decrease) Increase in employees and payroll accruals, accrued expenses and other liabilities	(132)	460	162	562
(Decrease) Increase in deferred revenues	(154)	537	(462)	(89)
(Decrease) Increase in accrued severance pay, net	(26)	10	(23)	7
Net cash (used in) provided by operating activities	(1,387)	1,505	1,208	4,475

Cash from investing activities

Change in long - term lease deposits	6	9	(5)	(2)
Consideration paid for acquisition of Antivirus business	—	—	(3,400)	—
Purchase of property and equipment	(309)	(91)	(629)	(422)
Net cash used in investing activities	(303)	(82)	(4,034)	(424)

Cash flows from financing activities

Buyback of outstanding shares	(828)	—	(1,441)	—
Proceeds from options and warrants exercised	29	151	733	163
Net cash (used in) provided by financing activities	(799)	151	(708)	163

Increase (decrease) in cash and cash equivalents	(2,489)	1,574	(3,534)	4,214
Cash and cash equivalents at the beginning of the period	19,823	16,072	20,868	13,432
Cash and cash equivalents at the end of the period	$17,334	$17,646	$17,334	$17,646

10